RIVERNORTH OPPORTUNITIES FUND, INC.
1290 Broadway, Suite 1100
Denver, Colorado 80203

VIA EDGAR

December 21, 2015

Dominic Minore
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	RiverNorth Opportunities Fund, Inc.
Registration Statement on Form N-2
File Nos. 333-169317; 811-22472

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RiverNorth Opportunities Fund, Inc. (“Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Time, on December 23, 2015, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Allison M. Fumai of Dechert LLP, legal counsel to the Registrant, at 212.698.3526.

Very truly yours,

RIVERNORTH OPPORTUNITIES FUND, INC.

By: /s/ Thomas A. Carter
Name: Thomas A. Carter
Title: President

Wells Fargo Securities, LLC
375 Park Avenue
New York, NY 10152

VIA EDGAR

December 21, 2015

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0504
Attn: Mr. Dominic Minore

Re:            RiverNorth Opportunities Fund, Inc. (the “Fund”)
(File Nos. 333-169317 and 811-22472)

Dear Mr. Minore:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on December 2, 2015 and the Preliminary Prospectus dated December 2, 2015 began on December 2, 2015 and is expected to conclude at approximately 10:00 a.m., Eastern Time, on December 23, 2015, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 50,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. (ET) on Wednesday, December 23, 2015, or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director